GOUVERNEUR BANCORP, INC.

42 Church Street, Gouverneur, New York 13642

(315) 287-2600 FAX (315) 287-3340

August 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Gouverneur Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-272548

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Gouverneur Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Monday, August 14, 2023, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP at 202.508.5818.

Very truly yours,

GOUVERNEUR BANCORP, INC.

/s/ Charles C. Van Vleet, Jr.

Charles C. Van Vleet, Jr.
President and Chief Executive Officer

cc:	Todd Schiffman, U.S. Securities and Exchange Commission
Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP